Filed by: Sonida Senior Living, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sonida Senior Living, Inc.

Commission File No. 001-13445

Date: November 6, 2025

The following is a transcript of the investor call held by Sonida Senior Living, Inc. on November 5, 2025 at 2:00 PM GMT.

EXECUTIVES:

Brandon M. Ribar

President, CEO & Director

Kevin Detz

Chief Financial Officer

Max Levy

Chief Investment Officer

PARTICIPANTS:

Jason Finkelstein

Ignition Investor Relations, Founder

Benjamin Hendrix

RBC Capital Markets, Research Division

Ronald Kamdem

Morgan Stanley, Research Division

PRESENTATION:

Operator: Good morning. My name is Carrie, and I will be your conference operator today. At this time, I would like to welcome everyone to the Sonida Living Strategic Merger Conference Call. [Operator Instructions]

I would now like to turn the call over to Jason Finkelstein with Investor Relations. Please go ahead, sir.

Jason Finkelstein: Thank you, operator. All statements made today, November 5, 2025, which are not historical facts, may be deemed to be forward-looking statements within the meaning of federal securities laws. The company expressly disclaims any obligation to update these statements in the future.

Actual results or performance may differ materially from forward-looking statements. Certain factors that can cause actual results to differ are detailed in the reports that the company files with the SEC from time to time, including the risk factors contained in the annual report on Form 10-K and quarterly report on Form 10-Q. Please see today’s press release for the full safe harbor statement, which may be found in the 8-K filing from this morning at the company’s Investor Relations page found at investors.sonidaseniorliving.com, where you can also find a presentation relating to today’s call.

We will make important filings with the SEC in connection with the proposed transaction, including a registration statement on Form S-4 and the related joint proxy statement prospectus to be filed with the SEC in connection with the proposed transaction. Today’s call is not intended to be and is not a substitute for those filings. We urge you to read those materials carefully when they become available before making any voting or investment decisions.

With that, I would like to hand the call over to Sonida’s President and CEO, Brandon Ribar.

Brandon M. Ribar (President, CEO & Director): Thanks, Jason. Good morning, and thank you for joining us to discuss an exciting and transformational announcement in the ongoing Sonida story. I’m joined today by Kevin Detz, our Chief Financial Officer; and Max Levy, Chief Investment Officer.

Earlier this morning, we announced a definitive merger agreement with CNL Healthcare Properties, Incorporated, or CHP, a public non-traded senior housing REIT that owns 69 senior housing communities. This acquisition positions Sonida as the premier pure-play senior living owner operator in the public markets, resulting in benefits to both Sonida and CHP shareholders as well as to our residents. We expect the combination to close late in the first quarter or early in the second quarter of 2026, subject to customary closing conditions.

Highlighting the key components of the transaction. The parties have agreed on a purchase price of $6.90 per share of CHP common stock comprised of $2.32 in cash and $4.58 in newly issued Sonida stock with an exchange ratio to be determined based on the volume weighted average trading price of Sonida stock during a period prior to closing, subject to an asymmetric collar. Reflective of our conviction in the benefits of the transaction, the collar provides for a floating exchange ratio set between $22.73 and $34.76 per share of Sonida stock, creating meaningful potential upside for our shareholders while providing assurance of proceeds to CHP shareholders.

Simply stated, if Sonida trades up between announcement and closing of the transaction, we issue fewer new shares of our equity, further increasing the cash flow per share accretion of this transaction while still ensuring that CHP shareholders receive the full consideration of $6.90 per CHP share.

The $1.8 billion total transaction will be funded by a combination of $900 million in committed debt financing, $110 million in fresh common equity from Sonida’s two largest existing shareholders, and $800 million in Sonida common stock, which will be issued to CHP shareholders.

The merits of the transaction are robust. However, there are four major components that I want to highlight. First, Sonida’s portfolio quality and scale are improved with additional high-quality newer vintage assets added in complementary geographies. Second, the combination is significantly accretive to cash flow per share metrics and will provide the company the opportunity for additional accretive organic and inorganic growth. Third, we expect to leverage the strength of our Sonida operating platform to deliver continued operational improvements and efficiencies in the combined portfolio. Fourth, this transaction delevered Sonida initially by 1.25x turns with a clear path to achieving our medium-term goal of approximately 6x leverage.

Expanding on each of these components, the CHP portfolio consists of strong performing, high-quality assets in attractive growing markets across the country with supportive wealth and income levels. Over the past 5 years, the CHP portfolio has benefited from significant capital investment exceeding $80 million, has a substantial number of newer vintage assets, including some developed by CHP.

Moreover, CHP has a significant concentration of value in large campus communities that offer the premium senior living product in their respective markets. In fact, the top 20 CHP SHOP assets represent 80% of CHP’s SHOP net operating income and have higher margins and a younger age profile than public company peers.

In addition, Sonida and CHP’s portfolios are uniquely synergistic with significant regional presence in Texas, the Southeast and Midwest, while strategically extending Sonida’s footprint into additional regions to set the stage for continued growth. The geographic presence of the two portfolios is aligned with Sonida’s strategy of regional densification, which, importantly, will limit the transition risk in communities where operating transitions will occur and provide for incremental synergy opportunities.

Furthermore, the financial benefits to shareholders contemplated in this transaction should create substantial normalized FFO per share accretion while simultaneously delevering our balance sheet and increasing liquidity and scale. The transaction is expected to be 28% to 62% accretive to normalized FFO per share, driven by $16 million to $20 million of initial run rate G&A synergies with potential for additional synergies to be attained through scaling the combined platform.

Beyond future investment opportunities, the strong cash flow profile of the business will further improve resident programming and expand resident offerings across the existing and future Sonida communities. The combination also expands Sonida’s equity market capitalization from $500 million to $1.4 billion and increases our free float to $1 billion. We believe that the significant improvement in equity market capitalization, trading liquidity and total enterprise value will expand the combined company’s access to both debt and equity capital sources.

Most notably, Sonida offers investors the only public market access to a senior living company with no operating leases, one with full operational control of its assets and direct ownership of its real estate footprint. Post-merger, Sonida will be the eighth largest senior living real estate owner by unit count with enhanced density and real estate quality in key existing markets and attractive target growth markets.

We believe that the additional portfolio breadth also bolsters the combined company’s most important asset, our people. Sonida is built on execution of our individual community business plans by empowered local and regional leadership with the support of our Sonida centralized support team and systems. We are excited to further build our talent, deliver career development opportunities for our local and regional team members and broaden our access to additional talent, including strong performing CHP team members.

Shifting to the balance sheet and pro forma capitalization. In addition to being immediately accretive to our key free cash flow metrics, as I described earlier, the transaction simultaneously and immediately reduces our pro forma leverage by 1.2x turns upon closing with a clear path to further delevering through a combination of continued organic EBITDA growth, the realization of ongoing operating and G&A synergies and carefully considered strategic dispositions where appropriate, with a particular focus on low-growth, nonstrategic assets.

The expected profile of our long-term debt, including an expected combination of bank debt and agency or asset level financing creates stability and flexibility while further solidifying our low borrowing cost. Importantly, we are pleased to announce a new upsized and committed $300 million corporate revolver available at closing, which will provide ample offensive liquidity at a lower cost than our existing revolver.

The final material component I will touch on relates to the benefits of scale from both the G&A and operating perspective. As we’ve outlined in previous discussions, we made the conscious decision in 2024 to invest in resources specifically designed for inorganic growth and operational integration, both at the executive and operating levels. These teams have built a strong track record of sourcing, closing and effectively transitioning assets into the Sonida portfolio over the past 18 months. This transaction will meaningfully reduce G&A as a percent of revenue, and we expect to further leverage our overhead structure as we thoughtfully and selectively internalize management of the CHP assets where appropriate, while positioning Sonida for future growth.

I would like to spend a few minutes on operator integration and portfolio optimization post-closing. Our management team has a clear track record of integrating 23 assets from 8 different operators over the last 18 months, where we’ve driven occupancy gains and margin improvements. We plan to bring that same careful and measured approach to our integration plans with CHP’s managers and operators while exploring mutually beneficial growth opportunities, whether as part of Sonida’s operating platform or through new growth initiatives.

For those communities transitioning management to Sonida, operating cost synergies and economies of scale will be realized throughout 2026 while we remain focused on ensuring the integrity of resident care and the needs of our team members. We are truly proud of the culture our team has created during our transformation in recent years and believe a clear path exists to maintain and enhance all that we have achieved to date as we welcome additional communities to Sonida.

The CHP leadership team has ensured their communities are managed by operators with integrity and a commitment to delivering a high-quality product to each of their residents and employees. We look forward to continuing with that commitment and further enhancing the resident and employee experience with Sonida programs and systems.

I truly appreciate the collaborative working relationship we have developed with Stephen Mauldin, the CEO, President and Vice Chairman of CNL Healthcare Properties and his entire management team and look forward to Stephen’s guidance and participation on the Sonida Board of Directors upon closing of the transaction.

In conclusion, this transaction creates significant upside for shareholders in the combined entity. Our management team is motivated to ensure the successful execution of the combination and deliver accretive near- and long-term growth to Sonida shareholders. The combination of a high-quality operating platform, strong balance sheet and thoughtful capital allocation strategy creates a powerful and differentiated senior living platform.

We look forward to completing this exciting transaction in partnership with the CHP team and continuing to build a best-in-class pure-play senior living owner-operator platform.

This concludes our prepared remarks. Operator, please open the line for any questions.

Operator: [Operator Instructions] Your first question will come from Ronald Kamdem with Morgan Stanley.

Ronald Kamdem (Morgan Stanley, Research Division): Great. Just a couple of quick ones for me. Just starting with the combined portfolio, obviously, good details on the slide. But maybe can you talk about sort of the occupancy upside trajectory? How many operators are you going to be working with? Is there any expectation that some assets would be sold? Are you keeping all the operators from both companies? Just trying to get a sense of what the go-forward portfolio ultimately could look like and what the occupancy and rent upside is?

Brandon M. Ribar (President, CEO & Director): Ron, thanks so much for the question. I think the — a couple of things that I’ll start with. One is we feel really good about the quality of the communities that we’re bringing on board through this transaction. They’re located in really strong markets and have shown good consistent growth metrics throughout this year and throughout the recovery. So we think that there’s still plenty of upside in the portfolio.

If you look at the overlap geographically with our portfolio, it fits in really nicely. And then it also expands us into markets that we’ve been looking at for potential growth. So with both portfolios in kind of the mid- to high 80s from an occupancy perspective — and then both portfolios have shown kind of strong rate growth as well over the last couple of years, we think that there’s a really good trajectory of continued growth going forward with similar upside characteristics as what we’ve spoken about related to our portfolio. So again, we think that both portfolios and the combined company have really good growth characteristics here in the coming years.

I’d say on the operator front, we’ve really thoughtfully looked at — they have roughly 12 managers that run their communities, and those managers range in terms of the number of communities that they do manage from just a couple to almost a dozen. And so the impact of working with those managers is something we want to be really thoughtful around. It is our expectation that we will internalize a number of the communities in 2026. And we will work with the managers, both that are remaining in place and the ones that we are transitioning communities from, to minimize disruption for our residents and minimize operating disruption as well.

So again, we think that there’s a lot of benefit from the scale of our management profile and our operating capabilities. And so we want to be able to take advantage of that operating system and bringing some of those communities into the Sonida platform. So we’ll be providing more color on that in the future, but that’s the current plan, is to continue down the path with Sonida being a really strong, high-performing owner operator and incorporating many of these communities into our system in 2026.

Ronald Kamdem (Morgan Stanley, Research Division): Great. But my second question was just, looking at the synergies, it looks like it’s from the management contracts, maybe some G&A savings as well, which is interesting. But my question is really sort of why now? What sort of catalyze this idea that now is sort of the right time to combine these companies and so forth?

Brandon M. Ribar (President, CEO & Director): Yes. I think that this transaction for Sonida’s shareholders and for our company, it checks a bunch of boxes around why now and what it brings to the table. So first of all, it’s an opportunity to add really high-quality real estate to our portfolio that we think has exciting long-term growth characteristics at a price that makes sense for us.

I’d say that being able to add a portfolio and a combined company that has really strong operating cash flow profile to it as well allows us to continue reinvesting in our portfolio and in inorganic growth opportunities. So that scale and the operating cash flow are really beneficial for us. I think it also provides our operating platform additional avenues to grow communities that still have a bunch of upside. So we purchased over the last 18 months, 23 communities, many of which had pretty significant disruption in their operations. And we’ve seen extremely strong results in those purchases and integrations. So in the portfolio where there’s opportunity, we think bringing our operating model in can have a lot of benefit.

And then finally, I’d say that the benefits to the balance sheet are pretty exceptional as well. So adding liquidity to the stock where we’ll have $1 billion of free float, being able to bring our leverage down by 1.25x turns right out of the gate with a clear path to getting our leverage where we have targeted in the 6x range in the near term, is something that we think is really positive as well.

So when you look across the board at all the aspects of the transaction, we think that it fits really, really well into the areas that we’ve been targeting for the future construction and future growth of the Sonida platform.

Operator: [Operator Instructions] Your next question will come from Ben Hendrix with RBC Capital Markets.

Benjamin Hendrix (RBC Capital Markets, Research Division): Congratulations. I was just wanted to see if we get a little more commentary on the quality of the assets that are coming on to the platform. It sounds like these are better off than maybe some of the turnaround opportunities you’ve done in the past. Just wanted to know if these are going to be accompanied by any additional CapEx you expect to kind of hit your synergy targets and kind of just the overall competitive environment in these new markets.

Brandon M. Ribar (President, CEO & Director): Thank you for the questions. I would say that a couple of things about the portfolio that we’re buying. One is that if you look at how it stacks up against kind of public company peer set, the vintage is younger. These are newer assets on average. And the team at CHP has invested heavily over the last 5 years from a CapEx program into these communities with about $80 million of spend. And so through our diligence process, we saw nearly the entire portfolio at about 90% of the total NOI that’s currently being produced by the portfolio.

We were highly impressed with the quality of the assets. We were really impressed with their locations and how they play in their markets and feel like they’re serving the kind of upper end upscale market in really strong growing markets is something that is going to be really complementary to our portfolio. So good geographic overlap, which also minimizes transition risk and helps us see some benefits and synergy from our current operations.

And we don’t expect a significant CapEx uptick required based on our diligence and feel like these assets and communities are located in really strong markets, many of which they are truly the dominant community from a performance perspective in the market. And so we see that as long-term sustainable from a growth perspective.

Benjamin Hendrix (RBC Capital Markets, Research Division): Great. Just as a follow-up, you noted opportunities for additional synergies kind of out above and beyond the, call it, day 1 G&A gains. Could you talk a little bit about kind of where you’re identifying — kind of what you think are kind of the aspirational areas where you could see outsized growth?

Brandon M. Ribar (President, CEO & Director): Absolutely. So we think that there’s significant scale in our own kind of overhead structure to take on additional communities without having to add material cost to our — to the overall structure. So that’s one thing that we’ll thoughtfully work through and see come to fruition.

And then on the operating side, we really have not built in — because we feel very comfortable with the baseline set of metrics and the accretion to our shareholders. We think there’s a lot of opportunity leveraging our own operating platform, whether it be on the procurement side. As we think about overall food cost, each kind of line item of the P&L, we think that there’s going to be some opportunity and some upside.

And then you also add in the fact that many of these communities operate in markets where we already have talent and where we already have operations that will be complementary products. So that leads to things like lower overall sales cost. The ability to share resources on the labor front as well that we think can really help in terms of moving margin in the communities that we move into our platform.

So definitely a future synergy opportunity on both the G&A and the operating front from our perspective.

Operator: There are no further questions at this time. I will now turn the call back over to Brandon for any closing remarks.

Brandon M. Ribar (President, CEO & Director): Thank you all for participating and for listening in on this really exciting transaction for Sonida. We look forward to sharing additional details in the weeks and months to come. And would also encourage, if you have the opportunity too, to participate in our Q3 earnings call on Monday morning, where we’ll continue to provide information on the transaction as well as our Q3 results.

Thank you, and have a great day.

Operator: Thank you for your participation. This does conclude today’s conference. You may now disconnect.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1993, as amended.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonida Senior Living, Inc. (“Sonida”) and CNL Healthcare Properties, Inc. (“CHP”). In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION.

Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,” “Executive Compensation Tables,” and “2024 Director Compensation” included in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “Compensation of Directors,” “Executive Officers,” “Share Ownership” and “Certain Relationships and Related Person Transactions” under “Item 1 - Election of Directors” included in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing (as defined in the Merger Agreement), or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, including costs with respect to the Equity Financing, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor Sonida assumes any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.